Sheet1

FINAL Proxy Results - ML Emerging Tigers Fund (Global Cluster)								11653700	0.000
1st Meeting Date: 4/26/2000
2nd Meeting Date: 5/10/2000
Record date: March 15, 2000
As of: May 10, 2000

				Units Voted						Percentage of Total Outstanding Units Voted					Percentage of Total Units Voted
	Shares Needed	Outstanding	Voted Needed										Vote received over
Fund	To Pass	Shares	50% + 1	For	Against	Abstain	Votes Needed			For	Against	Abstain	50% + 1	Proposal 1 (Trustees)	For	Against	Abstain

Proposal for the merger of Emerging Tigers (Global Cluster)	-68,357	5,115,464	2,557,733	2,626,090	68,900	64,033			Crook	51.34%	1.35%	1.25%	-1.34%	Brackenridge	95.18%	2.50%	2.32%
into Dragon Fund (Global Cluster)

Last Updated on 07/27/2000
By Karen Lang